CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

 TSX Venture Exchange Symbol: CMA

November 23, 2010

U.S. 20-F Registration:  000-29870

OTC BB: CRMXF

Frankfurt Stock Exchange:  DFL

CREAM MINERALS LIMITED MAILS NOTICE OF CHANGE

Vancouver, BC – November 23, 2010 - Cream Minerals Ltd. (TSX-V - CMA) ("Cream" or the "Company") announces that a notice of change (the "Notice of Change") in relation to the amended offer (the "Amended Offer") made by Endeavour Silver Corporation ("Endeavour Silver") will be mailed to Shareholders today.  The terms of the Amended Offer are described in full in Endeavour Silver's notice of change, variation and extension dated November 18, 2010 (the "Notice of Variation").

The Notice of Change amends and supplements the supplementary directors' circular dated October 29, 2010 (the "Circular") issued by the Cream board of directors (the "Board") in relation to the initial unsolicited offer made by Endeavour Silver to Shareholders (the "Initial Offer").

The information in this news release is a summary only of information in the Notice of Change and the Circular, both of which are available on Cream's website at www.creamminerals.com and on SEDAR at www.sedar.com under Cream's profile. Shareholders are urged to read the Notice of Change and the Circular in their entirety.

Recommendation of the Board

Having carefully considered the Amended Offer, various factors which it considered relevant and the unanimous recommendation of the independent committee of the Board (the "Independent Committee"), and having consulted with its legal and financial advisors, the Board, by a majority vote, has concluded that the Amended Offer is fair, from a financial point of view, to Shareholders, and accordingly recommends that Shareholders who wish to realize upon their investment in Shares at this time accept the Amended Offer.

Reasons for Recommendation

The following is a summary of the principal reasons why the Independent Committee and the Board make the recommendation:

•

Capital West Partners ("Capital West") has delivered to the Independent Committee its opinion, based on and subject to the scope of review, assumptions and limitations set forth therein, that the consideration offered to Shareholders under the Amended Offer is fair, from a financial point of view, to the Shareholders.

•

The increased consideration of $0.14 per Share under the Amended Offer represents a 17% increase in the cash consideration of $0.12 per Share under the Initial Offer.

•

The consideration of $0.14 per Share represents a premium of 105% over the average closing price of the Shares of $0.068 for the 10 trading days ended September 24, 2010 (the last trading day prior to the announcement of the Initial Offer), a premium of 86% over the closing trading price of $0.075 on September 24, 2010, and a premium of 27% over the closing price of the Shares of $0.11 on November 8, 2010.

•

The consideration of 0.02575 of an Endeavour Silver Share has an implied value of $0.1566 per Share, based on the 10-day volume-weighted average price of the Endeavour Silver Shares on the Toronto Stock Exchange as at close of trading on the last trading day prior to the date of the Notice of Variation, which average price was $6.0815 per Endeavour Silver Share.

•

The Amended Offer permits Shareholders who elect to receive Endeavour Silver Shares in consideration for their Shares to continue to participate in silver exploration.

•

The Amended Offer is the only offer for 100% of the Shares that is available for acceptance by the Shareholders, and offers Shareholders an opportunity for immediate liquidity and certainty of value.

•

Minco Silver Corporation ("Minco") has advised Cream that it has waived the due diligence condition in the Minco Offer (as described in the Circular), and is willing to extend the date for acceptance of the Minco Offer until one day past the expiry date of the Amended Offer.

•

The Company's ability to continue as a going concern is dependent on its ability to obtain additional financing.  If the Amended Offer is not successful, and for any reason Cream cannot or does not complete the transaction contemplated by the Minco Offer, the Company will have an immediate need for additional financing.  There can be no assurance that the required funding will be available to the Company on acceptable terms, or at all.

Risks Related to the Amended Offer

The following is a summary of some of the risks and uncertainties related to the Amended Offer:

•

The Amended Offer remains subject to conditions to the benefit of Endeavour Silver, including that the 50.1% minimum tender condition stipulated by it (the "Minimum Tender Condition") be met or waived.

•

Contrary to what Endeavour Silver stated in its press release of November 9, 2010 (the "Press Release") and the notice of change and extension in which it extended the expiry date of the Initial Offer to November 19, 2010 (the "Notice of Extension"), it did not include in the Amended Offer a commitment that, if the Minimum Tender Condition is met, it will announce that fact by news release and extend the Amended Offer by at least 10 days. Accordingly, it may be that Shareholders who do not tender their Shares in the first instance may have no further opportunity to tender if it becomes clear that Endeavour Silver will acquire a majority shareholding in Cream.

•

It is possible that Endeavour Silver can waive its Minimum Tender Condition and acquire less than a majority of the Shares without any obligation to extend its offer to Shareholders who did not tender in the first instance.

•

Frank Lang, a director and the Chairman of the Company, beneficially owns or controls approximately 21.4% of the issued and outstanding Shares and approximately 24.1% of the Shares on a fully-diluted basis.  Mr. Lang has advised the Board that he will not tender any of his Shares to the Amended Offer.  The value of the Shares may decline, perhaps significantly, if a majority of the outstanding Shares are controlled by two significant Shareholders, each wanting to direct the affairs of the Company.

•

Cream is an exploration company that holds what the Board believes is a highly prospective silver-gold property, the Nuevo Milenio project, as well as several other exploration prospects.  Shareholders who accept the Amended Offer will forego an opportunity to participate to any meaningful degree in the upside potential associated with Nuevo Milenio, which could be significant, as well as Cream's other properties.

•

Endeavour Silver stated in the Press Release and the Notice of Extension that, if the Minimum Tender Condition is not met at the expiry time of the Amended Offer (as may be extended), it would agree, at any time within 30 days after the expiry date of the Amended Offer, at Cream's election, to enter into an agreement with Cream on the same terms as the Minco Offer.  No such commitment was included, however, in the Notice of Variation.

•

The purchase of Shares by Endeavour Silver pursuant to the Amended Offer will reduce the number of Shares that might otherwise trade publicly and the number of Shareholders and could, therefore, adversely affect the liquidity and market value of the remaining Shares held by the public.

•

If Endeavour Silver takes up Shares under the Amended Offer, but does not acquire 100% of the Shares, there may thereafter be insufficient public distribution of the Shares to meet the TSX Venture Exchange's continued listing requirements.  If the Shares are delisted from the TSX Venture Exchange, there may be no other market for the Shares.

•

Given that Mr. Lang has advised that he will not tender to the Amended Offer, it is not expected that Endeavour Silver will be in a position to complete a compulsory acquisition of the remaining Shares, and there is no certainty that it will be able to acquire a sufficient number of Shares to effect a subsequent acquisition transaction.

•

Endeavour Silver has advised that if it cannot complete a subsequent acquisition transaction, it will evaluate its alternatives, which may include purchasing Shares in the market, in privately negotiated transactions, in another take-over bid for Cream, or otherwise, or taking no further action to acquire additional Shares.  Any additional purchases would be at the discretion of Endeavour Silver, and could be at a price greater than, equal to or less than the Amended Offer price.

Background to the Amended Offer

The Independent Committee engaged Capital West as its independent financial advisor to, among other things, conduct a process intended to develop value-maximizing alternatives to the Initial Offer.

On several occasions, Capital West met with Endeavour Silver to discuss the possibility of Endeavour Silver improving the terms of the Initial Offer.  On November 4, 2010, Endeavour Silver advised Capital West that it was considering increasing the offer price to $0.14, payable in cash or Endeavour Silver Shares, at the option of the tendering Shareholder, conditional on the support of the Board.  On the morning of November 5, 2010, Capital West reported on these discussions to the Independent Committee, and received instructions regarding certain terms that the Independent Committee considered to be essential to Board support.  Capital West then conveyed to Mr. Bradford Cooke, Endeavour Silver's CEO, the requirements stipulated by the Independent Committee.

In the late afternoon of November 5, 2010, the Board met and received Capital West's report on the status of negotiations with Endeavour Silver.  The Board authorized Capital West to convey to Endeavour Silver that a majority of the Board would be prepared to recommend that Shareholders accept an amended offer of $0.14 per Share, payable at the Shareholder's election in cash or in Endeavour Silver Shares, provided that:

•

if Endeavour decided to take up Shares, it would announce that fact by news release and extend its bid by at least 10 days to allow Shareholders who did not tender in the first instance to do so;

•

none of the Cream directors would enter into lock-up agreements or otherwise be obliged to indicate an intention to tender their Shares to such amended offer;

•

no break fee would be payable in the event that the Board rescinded its support of the amended bid because a superior proposal had been made; and

•

if the Minimum Tender Condition was not met, Cream could, at its election, enter into a property acquisition and joint venture agreement on Nuevo Milenio with Endeavour Silver having the same terms (but without any due diligence condition) as the Minco Offer.

The last condition had been suggested by Endeavour as a means to protect Cream in the event that Endeavour did not acquire at least a majority of the Shares, and at that time the Minco Offer was for any reason no longer available to Cream.

On the evening of November 5, 2010, Capital West conveyed the foregoing information to Mr. Cooke, who replied that he would consult with others and advise Capital West of Endeavour Silver's position the next day.  On Saturday, November 6, 2010, Mr. Cooke advised Capital West by telephone that Endeavour Silver was prepared to amend its offer on the basis conveyed by Capital West on the evening of November 5, 2010, but that it wanted to document the terms clearly, which it would do in an agreement to be delivered on Monday, November 8, 2010.

In the late afternoon of Sunday, November 7, 2010, Capital West received a draft support agreement from Endeavour Silver and forwarded it to legal counsel for the Independent Committee and Cream.  On the morning of Monday, November 8, 2010, Capital West advised Mr. Cooke that the draft support agreement did not reflect certain material terms that had been stipulated by Capital West to Endeavour Silver on November 5, 2010, and that it contained a number of additional terms that had not been considered or approved by the Board.  On the afternoon of November 8, 2010, Endeavour Silver sent to Capital West a shorter letter agreement which purported to, but still did not, reflect the terms that had been conveyed by Capital West to Endeavour Silver on November 5, 2010.  In a further discussion between Capital West and Mr. Cooke immediately before Cream's 4:00 p.m. Board meeting, Mr. Cooke agreed to amend a provision of the letter agreement to make it consistent with the message delivered by Capital West on November 5.  Even with that change, however, the terms of the letter agreement presented to the Board on November 8 did not reflect those approved by it on November 5 and it was apparent to the Board that a meeting of the minds with respect to the terms of the proposed agreement had not been achieved.

Also on November 8, 2010, Cream received a letter from Minco stating that Minco had agreed to waive the due diligence condition in the Minco Offer and, if there was an amended or extended offer from Endeavour Silver, to extend the date for acceptance of the Minco Offer until one day past the expiry date of such amended or extended offer from Endeavour Silver.

At the Board meeting on November 8, 2010, following extensive discussion, a vote was held to determine whether the Board would be prepared to recommend the amended offer to Shareholders, provided that an agreement could be concluded with Endeavour Silver that reflected the terms that had been approved by a majority of the Board and conveyed to Endeavour Silver by Capital West on November 5, 2010.  Before the voting concluded, Mr. Art Troup resigned from the Board.  With an equality of votes, the resolution was not approved.  Immediately after the Board meeting on November 8, 2010, Capital West advised Mr. Cooke that Cream was not in a position to say that a majority of the directors would recommend that Shareholders accept the proposed amended offer.

The Minco Offer

The Minco Offer was initially open for acceptance by Cream until November 10, 2010, the day after the scheduled expiry time of the Initial Offer.  On November 8, 2010, Minco amended the Minco Offer by waiving its due diligence condition and stating that the Minco Offer would remain open for acceptance by Cream until one day following the expiry date (as it may be extended) of any amended offer made by Endeavour Silver.  Details of the Minco Offer are disclosed in the Circular.

The Board is of the view that, given the limited financial resources of the Company and in accordance with the Company's business plan, if the Amended Offer is not accepted by a majority of the Shareholders and no superior alternative proposal is received, the acceptance of the Minco Offer would be in the best interests of the Company.  If on December 6, 2010, the expiry date of the Amended Offer, Shares representing less than 50.1% of the outstanding Shares, calculated on a fully-diluted basis, have been tendered to the Amended Offer, the Board intends to accept the Minco Offer.  If an agreement is entered into with Minco on substantially the terms set forth in the Minco Offer, Cream would retain a 30% interest in the upside potential of Nuevo Milenio.

Although the Board recommends that Shareholders who wish to sell their Shares at this time accept the Amended Offer and tender the Shares, Shareholders who wish Cream to remain in the business of mineral exploration and to participate in the development of the Nuevo Milenio project, with the possibility but no assurance that they may over the longer term achieve a better return by retaining their Shares, may prefer not to accept the Amended Offer.

Risks Related to the Minco Offer

While the Minco Offer creates potential opportunities for Cream and the Shareholders, it is also subject to a number of risks and uncertainties, including but not limited to the following:

•

The Minco Offer is not irrevocable, and there can be no assurance that it will not be withdrawn by Minco prior to acceptance by Cream.

•

The obligations of Minco and Cream to complete the transactions related to the Minco Offer are subject to a variety of conditions, including the receipt of all necessary governmental, regulatory and stock exchange approvals and, if required, the approval of the Shareholders.  There can be no assurance that all such approvals will be obtained.

•

The option for Minco to acquire an additional 20% interest in Nuevo Milenio is an option only.  There would be no requirement for Minco to incur the necessary work expenditures to earn an additional 20% interest in the Nuevo Milenio project.  Minco would be the operator of the Nuevo Milenio project so long as it maintained a minimum 50% interest in the project.

•

If Cream and Minco form a joint venture on the Nuevo Milenio project, Cream would need to contribute its pro-rata share of expenditures related to the Nuevo Milenio project, failing which it would suffer the dilution of its interest in the project.  There can be no assurance that Cream will have or be able to raise sufficient funds, when required, to maintain its interest.  If Cream's interest in the Nuevo Milenio project is diluted to less than a 10% interest, it would convert to a 1.0% net smelter returns royalty interest.

•

If the Minimum Tender Condition is not met, an agreement reflecting the Minco Offer, together with the debt forbearance by Frank Lang that is described in the Circular, appears to be a viable means for Cream to achieve financial stability and maintain a significant interest in the upside potential of the Nuevo Milenio project and its other properties; however, that potential may never be realized.

•

Mineral exploration is speculative.  It is possible that, for a variety of reasons (including but not limited to inherent uncertainties involved in mineral resource estimates, fluctuations in the price of silver, failure to obtain or maintain all required permits and approvals, and country risk), further exploration on the Nuevo Milenio project will not prove to be a success, and the market value of the Shares after the completion of the work contemplated by the Minco Offer may be lower than the Amended Offer price.

The foregoing is only a summary of the information and factors considered by the Independent Committee and the Board.  This summary is not intended to be exhaustive.  Shareholders should read the entire Notice of Change, together with the Circular.

The current directors and officers of Cream, as a group, beneficially own or control 25,620,388 Shares, representing approximately 25.5% of the issued and outstanding Shares, as well as options and warrants entitling them to acquire additional Shares, for a total of approximately 29.6% of the Shares calculated on a fully-diluted basis.  Each of the directors and officers of Cream who owns Shares has indicated that he or she has not accepted, and does not intend to accept, the Amended Offer.  To the knowledge of the directors and officers of Cream, after reasonable enquiry, no associate or affiliate of Cream, no associate or affiliate of a director or officer of Cream, no person holding more than 10% of the issued and outstanding Shares, and no person acting jointly or in concert with Cream, has accepted or indicated an intention to accept the Amended Offer.  However, if the Minimum Tender Condition is met and Endeavour Silver then chooses to extend the expiry date of the Amended Offer, certain of the directors and officers of the Company may choose to tender to the Amended Offer at that time.

Inferred Mineral Resource Estimate

Cream's disclosure of an inferred mineral resource estimate for the Nuevo Milenio property is based on a report entitled "Geological Report on the Dos Hornos and Once Bocas Gold-Silver Structure, Nuevo Milenio Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico" dated February 16, 2006 prepared by F. Holcapek, P. Eng. Geology (the "Report").  Mr. Holcapek, who prepared the Report and subsequent reports dated January 30, 2008 and December 24, 2008 on the Nuevo Milenio project, is a "qualified person", but is not independent of Cream within the meaning of National Instrument 43-101, Standards of Disclosure for Mineral Projects.  It is possible that an independently prepared mineral resource estimate could be materially different from the inferred mineral resource estimates contained in the Report and subsequent reports.

For further information, please contact:

Michael E. O'Connor

President & CEO

Robert Paul

Investor Relations

Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400

Email: info@creamminerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements and information within the meaning of applicable Canadian securities laws and the "safe harbor'' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Examples of such forward-looking information include, but are not limited to:  whether the Amended Offer will be successful; whether the Minimum Tender Condition will be met or waived; whether the Minco Offer will be accepted by Cream; whether the transactions contemplated by the Minco Offer will be completed; and whether greater value may be realized in the future on the Shares than the value available under the Amended Offer.  Forward-looking information is based on a number of assumptions which may prove to be incorrect, including, but not limited to:  the ability of Endeavour Silver to complete the Amended Offer; the existence of third parties interested in purchasing some or all of the Shares; the continued availability of the Minco Offer; receipt of all necessary approvals to the Minco Offer; and the exploration potential of the Nuevo Milenio project.  Although Cream believes that the expectations expressed in such forward-looking statements are reasonable, there is no assurance that developments beyond its control will not result in Cream's expectations regarding such matters proving to be incorrect.  Factors which could cause actual results to differ materially from current expectations include, but are not limited to:  risks and uncertainties relating to the Amended Offer; Endeavour Silver's ability to develop the Nuevo Milenio project; fluctuations in the price of silver; fluctuations in the fair value of the assets of Cream; a failure to receive all necessary governmental, regulatory and stock exchange approvals required by the Minco Offer; inherent uncertainties involved in mineral resource estimates; fluctuations in interest rates and exchange rates; the strength of the economic fundamentals of silver; general economic conditions; competitive conditions in the businesses in which Endeavour Silver and Cream operate; and changes in laws, rules and regulations applicable to Cream and Endeavour Silver.  Cream specifically disclaims any obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.  These forward-looking statements should not be relied upon as representing Cream's views as of any date subsequent to the date of this news release.